SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         for the month of September 2003

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                          ENGEL GENERAL DEVELOPERS LTD.
                 (Translation of Registrant's Name Into English)

                66 Ha'Histradrut Avenue, Haifa Bay 32960, Israel
                    (Address of Principal Executive Offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [_]

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes [_] No [X]

     1. Due to the Company's noncompliance with Marketplace Rule 4310(c)(7) and concerns regarding the Company's compliance with Marketplace Rule 4310(c)(6), and despite the Company's request for a three-month extension to meet the Marketplace Rules, Nasdaq delisted the Company's securities from the Nasdaq SmallCap Market as of September 8, 2003. The Company's securities are now quoted on the OTC Bulletin Board. The OTC Bulletin Board symbol assigned to the Company is "ENGEF."

     2.   On August 31, 2003, Engel Resources and Development Ltd. (hereinafter:
          "ERD") acquired the control of the Company, pursuant to the transaction reported by the Company in the Form 6-K it filed on December 1, 2002.

          ERD entered into agreements with Yaakov Engel Enterprises Construction Company Ltd. (the Company's parent company; hereinafter: "YEC"), Y.E.E.Y. Investments Ltd. (a company wholly by Mr. Yaakov Engel) and L.Z. Ashlag Financing Ltd. (a company wholly owned by Zohar Levy, the chief financial officer of ERD and the Company) for the purchase of an aggregate of 5,000,000 Class B Ordinary Shares and 2,243,045 Class A Ordinary Shares of the Company, constituting approximately 95% of the voting power and 84% of the equity rights in the Company. By August 31, 2003, ERD acquired 5,000,000 Class B Ordinary Shares (constituting 100% of the Class B Ordinary Shares) and 75,000 Class A Ordinary Shares (constituting approximately 2.1% of the Class A Ordinary Shares) of the Company, thereby acquiring the control thereof. ERD is expected to purchase the remaining 2,168,045 Class A Ordinary Shares by the end of the year 2003.

          ERD is a publicly traded company, under the control of YEC (through several public and private companies), which is controlled by Mr. Engel who may, therefore, be deemed to be the indirect beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares of the Company beneficially owned by ERD. Mr. Engel is also the Chief Executive Officer and a director of both YEC and ERD. Mr. Engel disclaims ownership of such securities.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENGEL GENERAL DEVELOPERS LTD.
                                          (Registrant)


                                          By:/S/YAAKOV ENGEL
                                          ------------------
                                          Name:  Yaakov Engel
                                          Title: Chief Executive Officer

Dated: September 18, 2003